SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	Announcement Regarding Disposal of Own Shares as Restricted Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 1, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Announcement Regarding Disposal of Own Shares as Restricted Stock

TOKYO, Japan — October 1, 2025 (U.S. time) — ORIX Corporation (the “Company”) (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the disposal of its own shares (the “Disposal”).

1	Reason for Filing

On October 1, 2025, the Company’s Representative Executive Officer resolved to dispose of its own shares (the “Allotted Shares”) to employees of the Company and its subsidiaries (the “Eligible Employees”) under the Restricted Share Grant Plan (the “Plan”), pursuant to the delegation authorized by the resolution of the Board of Directors held on June 25, 2025, in accordance with Article 416, Paragraph 4 of the Companies Act of Japan.

Accordingly, this Extraordinary Report is hereby submitted pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item (ii)-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2	Description of Report

(1)	Outline of Disposal

Stock name	Class	Details of the shares

ORIX Corporation shares	Common stock	These shares are standard common stock of the Company with full voting rights and no restrictions on shareholder rights. The number of shares per unit is 100.

Number of shares to be disposed	Disposal price	Total value of shares to be disposed	Amount incorporated into capital	Total amount incorporated into capital

142,400 shares	3,882 Yen	552,796,800 Yen	—	—

*The Disposal price represents the paid-in amount under the Companies Act of Japan in connection with the Disposal of its own shares, and the total disposal value corresponds to the aggregate paid-in amount under the Companies Act for the Disposal.

It should be noted that, as the offering covered by this Extraordinary Report is conducted through the disposal of its own shares, the paid-in amount will not be incorporated into capital.

(2)	Number and breakdown of offerees for the solicitation of acquisition or sale

Offerees	Number of the offerees	Number of shares to be disposed

Employees of the Company	234 Persons	106,400 shares

Employees of the Company subsidiaries	84 Persons	36,000 shares

*The term “subsidiary” refers to a subsidiary as defined in Article 8, Paragraph 3 of the Regulation on Terminology, Forms, and Preparation Methods of Financial Statements. The same applies hereinafter.

(3)

Relationship between the filing company and its subsidiary when the offeree is a director, etc. of the subsidiary (as defined in article 2, paragraph 12, item 1 of the cabinet order for enforcement of the financial instruments and exchange act)

Subsidiaries that are either wholly owned by the Company or in which the Company holds a majority of voting rights on its own account.

(4)	Content of the agreement between the filing company and the offeree

The Company plans to enter into a Restricted Share Allotment Agreement with the Eligible Employees, which will include, in essence, the following terms. Accordingly, the shares of common stock of the Company subject to this Extraordinary Report are expected to fall under “Specified Restricted Shares” as defined in Article 54, Paragraph 1 of the Corporation Tax Act and Article 84, Paragraph 1 of the Cabinet Order for Enforcement of the Income Tax Act.

This Disposal will be conducted through in-kind contributions of the Monetary Grant held by the Eligible Employees, which will be provided by the Company or its subsidiaries as consideration for the Restricted Shares under the Plan. The total amount of the monetary claims to be contributed is 552,796,800yen, with 3,882yen per share to be allocated as the contribution value.

1. Transfer Restriction Period

From December 1, 2025 to November 30, 2028

2. Conditions to Lift Transfer Restrictions

If an Eligible Employee continues to serve as an employee of the Company or the Company’s subsidiaries in positions determined by the Company to be eligible (the “Eligible Position”) throughout the Transfer Restriction Period, the transfer restrictions will be lifted for all of the Eligible Employee’s Allotted Shares at the end of the Transfer Restriction Period.

However, if the Eligible Employee loses such Eligible Position due to reaching retirement age or in such other circumstances as the Company may deem justifiable, then the transfer restrictions shall be lifted for all of the Allotted Shares on the first day of June or December (whichever comes first) following the day such circumstances occur.

3. Acquisition by the Company without consideration

If certain events occur during the Transfer Restriction Period, such as the Eligible Employee’s loss of their Eligible Position due to reasons other than those stipulated in 2 above, the Company can acquire all of the Allotted Shares held by the Eligible Employee at that point in time without consideration.

In addition, the Company can acquire without consideration all of the Allotted Shares held by the Eligible Employee at the time immediately following the expiration of the Transfer Restriction Period if the Transfer Restrictions have not been lifted at that time.

4. Treatment in the event of organizational restructuring, etc.

If, during the Transfer Restriction Period, a merger agreement under which the Company will become a defunct company, a share exchange agreement under which the Company will become a wholly owned subsidiary, a share transfer plan, or any other matters relating to organizational restructuring, etc. are approved at a general meeting of the shareholders of the Company (however, if approval by a general meeting of the shareholders of the Company is not required for such organizational restructuring, then such matters requiring the approval of the Board of Directors of the Company) (an “Organizational Restructuring Event”), the Company may, at the Company’s discretion, lift the transfer restrictions on the Allotted Shares on the business day immediately prior to the effective date of such an Organizational Restructuring Event. Further, immediately prior to the effective date of such an Organizational Restructuring Event, the Company can acquire without consideration, all of the Allotted Shares held by the Eligible Employee of which the transfer restrictions have not been lifted as of that effective date.

(5)	Method of managing the relevant share certificates separately from other share certificates not subject to transfer restrictions

The Allotted Shares will be managed in a dedicated account opened by the Eligible Employee at Nomura Securities Co., Ltd. during the Transfer Restriction Period so that the Allotted Shares may not be transferred, pledged as collateral or otherwise disposed of during the Transfer Restriction Period. Even if a request is made by the Eligible Employee, the Allotted Shares managed in the dedicated account will be subject to restrictions on transfer or other disposition, and will be segregated from other shares of the Company that are not subject to transfer restrictions. In order to ensure the effectiveness of the transfer restrictions of the Allotted Shares, the Company has entered into an agreement with Nomura Securities Co., Ltd. to manage the Allotted Shares account held by each Eligible Employee, and the Eligible Employee agrees to the details of this management arrangement.

(6)	Payment date for the Allotted Shares

December 1, 2025

(7)	Name and address of the transfer institution

Name: Japan Securities Depository Center, Incorporated

Address: 7-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo 103-0026, Japan